Filed by thinkorswim Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: thinkorswim Group Inc.

Commission File No. 000-52012

To All thinkorswim Associates:

Thank you very much for you patience and for being so welcoming to the TD AMERITRADE Associates who have been visiting your offices over the past few weeks. We have received extremely positive feedback about you and about thinkorswim.

We know that you have many questions about TD AMERITRADE and how this deal is going to affect you personally. While we’ve tried to be as transparent as possible and communicate as much information as we have, there are still many unanswered questions.

Attached is a Q&A that we hope will address some of the questions on your mind. While it does not cover everything, it’s a start. We appreciate your patience as we work through details of the integration, and we will continue to provide updates as more information becomes available.

Thank you,

Karen Ganzlin	Paul Helbling
TD AMERITRADE	thinkorswim Group Inc.
Chief Human Resources Officer	Chief Administrative Officer

Frequently Asked Questions

(Developed for SWIM Associates — April 1, 2009)

1.     What does TD AMERITRADE mean by “some jobs will be lost” and “employees will be treated fairly and with respect?”
We understand that potential job loss and uncertainty are difficult things to deal with, and we are committed to sharing information with affected Associates as soon as possible. We are at least two to three months from close and these decisions have not been made.

Associates who do not have a role in the combined organization will be notified individually, prior to any wider communication being distributed.  Associates whose positions are eliminated as a result of the integration will be needed for a minimum of 60 days after deal close and will then be eligible for severance benefits and outplacement assistance. Our plan is to notify all impacted employees within 30 days of deal close if their job is impacted or eliminated.

2.     Can you provide more information on the severance?
Eligible Associates will receive severance pay equal to three weeks of base pay for every completed year of continuous service with the company. The minimum severance payment for eligible Associates is four weeks. The total number of weeks used to calculate the severance payment is called the “severance period.”

In order to receive severance pay, Associates will be required to sign a separation agreement and release.  Associates whose employment is terminated for cause, those who voluntarily resign, and those who do not accept an offer of comparable employment with TD AMERITRADE will not be eligible for these severance benefits.  Interns, temporary workers and contractors are not eligible for severance benefits.

Associates will be paid for any accrued, unused vacation and will be eligible for outplacement assistance.

3.     What do you mean by a comparable role/job?
A comparable role or job is defined as a position at TD AMERITRADE that:

a.     Does not result in a decrease in base salary or bonus opportunity, in the aggregate.

b.     Includes a substantially similar level of responsibilities as the employee’s position prior to closing date.

c.     A principal job location that is not more than 50 miles from the employee’s current location.

4.     Who is eligible for supplemental stay-on severance?
Certain employees who will be needed for a longer transition (beyond the minimum 60 days) may be eligible for Supplemental Stay-on Severance, which will be communicated individually.

5.     Are TD AMERITRADE Associates eligible for the same severance benefits?
Yes. Current TD AMERITRADE Associates who do not have a role in the combined company will be eligible for the same benefits outlined above.

6.     If my position is eliminated and no other comparable job is identified, can I post for other jobs within the company?
Yes. All employees are eligible to post for other positions at TD AMERITRADE. Details on that process will be communicated to impacted employees.

Compensation

7.     How will my compensation change?
Your compensation, in aggregate, will remain the same, however, plan design and mix of pay (base, incentive, etc.) may change going forward. We don’t anticipate any major compensation design changes until early in the new fiscal or calendar year 2010.

8.     What will happen to our stock options after the deal closes?
In-the-money and out-of-the-money SWIM stock options that are outstanding at close will be assumed and converted into TD AMERITRADE options using an option exchange ratio. Current vesting terms and conditions will remain the same. Prior to the closing, SWIM employees will have the opportunity to tender any out-of-the-money options for cancellation and replacement with an equivalent fair value of thinkorswim restricted stock units, which will be converted to TD AMERITRADE restricted stock units upon closing. Details will be provided prior to the close date.

Benefits

9.     When the deal closes, will my benefits change?
Associates will move to TD AMERITRADE’s health and welfare benefits plans no sooner than January 1, 2010. TD AMERITRADE has a comprehensive benefits package that includes medical, dental, vision, life insurance, short- and long-term disability coverage, 401(k), Paid Time Off, and military, bereavement and other leaves. Because individual insurance needs vary, and our Associates have told us they want choice and flexibility in their medical plans, the company offers five different plans from which to choose. Details of these plans will be shared after the deal closes.

10.  How does TD AMERITRADE’s 401(k) plan work and will SWIM Associates be eligible to participate?
TD AMERITRADE has a 401(k) plan with a discretionary profit sharing component.  The company matches Associate contributions at 50 percent, up to 6 percent of eligible compensation. The company’s profit sharing contribution is determined each year by the company’s Board of Directors. The employer match and profit sharing contributions are subject to a vesting schedule of 20 percent per year, based on hire date. As is presently the case, current 401(k) balances at SWIM will remain 100 percent vested as of the closing date. TD AMERITRADE’s 401(k) Plan provides a comprehensive array of investment choices including a self directed brokerage account feature.  Great-West Retirement Services is our third-party 401(k) administrator.

11.  How will my years of service with SWIM be recognized?
You will receive credit for continuous years of service with SWIM, including its acquired subsidiaries, (based on your most recent hire date) in all TD AMERITRADE programs, including the 401(k) plan described above.

12.  What holidays does TD AMERITRADE observe?
The company recognizes all holidays observed by the markets. This includes New Year’s Day, Martin Luther King Jr.’s Birthday, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

13.  Does TD AMERITRADE have a Wellness Program?
Yes. TD AMERITRADE is committed to helping Associates stay healthy and/or manage their health risks. SWIM Associates will be able to participate in the Wellness Program once the deal closes. Following are some of the components of the Wellness Program:

a.     Flu shots and biometric testing clinics are conducted each fall at all major locations. Associates can get a flu shot, check their blood pressure and have their blood sugar and cholesterol levels checked, all free and right at the office.

b.     TD AMERITRADE has a Subsidized Gym Membership Program that offers eligible Associates a reimbursement of up to $300 per year ($75 per quarter) toward the cost of a gym membership.

c.     Associates are eligible for discounts of up to 50 percent on smoking cessation and weight loss prescription drugs (eligibility depends on chosen medical plan).

d.     Medical plan participants are eligible for online health assessments and personal coaching. In the health assessment, Associates answer a series of questions and receive a confidential report indicating strengths and areas for improvement. An online coach then provides personalized plans to address identified improvement areas, everything from nutrition and exercise to stress management, weight loss and ways to manage specific health risks.

e.     Weight Watchers @ Work programs are available at locations where Associates have expressed an interest. The company pays about 50 percent of the cost as long as Associates attend weekly meetings.

General

14.  What are TD AMERITRADE’s core values?
TD AMERITRADE has six core values: Client First, Integrity, Professionalism, Teamwork, Innovation and Associate Involvement and Development.

15.  What is TD AMERITRADE’s mission statement?
“In the U.S., we want to be the investment firm of choice for the typical family and one of the best-run companies.”

Additional Information and Where to Find It

In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc.  TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction.  The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim.  INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.

Participants in the thinkorswim Acquisition

TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above.  Additional information regarding TD AMERITRADE’s directors and executive officers is contained in TD AMERITRADE’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009.  Additional information regarding thinkorswim’s directors and executive officers is contained in thinkorswim’s annual report on form 10-K, which was filed with the SEC on March 16, 2009. .  These documents are available free of charge at the SEC’s Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.

TD AMERITRADE, Inc., member FINRA/SIPC is a subsidiary of TD AMERITRADE Holding Corporation.  thinkorswim, Inc., member FINRA/SIPC/NFA is a subsidiary of thinkorswim Holdings, Inc., which is a subsidiary of thinkorswim Group, Inc.

Persons who may be eligible to participate in the program for the exchange of underwater thinkorswim options (the “Exchange Program”) should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program.  Stockholders and option holders of thinkorswim will be able to obtain these written materials and other documents filed by thinkorswim with the SEC free of charge from the SEC’s website at www.sec.gov.